

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2012

Via E-Mail
Nand Khanna
President and Chief Executive Officer
Sonasoft Corp.
2150 Trade Zone Blvd, Suite 203
San Jose, CA 95131

   Re: Sonasoft Corp.
     Amendment No. 2 to Offering Statement on Form 1-A
     Filed September 21, 2012
     File No. 024-10327

Dear Mr. Khanna:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part I – Notification, page 2

1. We note your use of the qualifier "to the best of our knowledge" in Items 1 and 2. Please tell us the cause of your uncertainty regarding whether you have any promoters or affiliates and whether you or your officers or directors are subject to any of the disqualification provisions set forth in Rule 262. Alternatively, remove the qualifier.

Item 1. Significant Parties

Underwriters with Respect to the Proposed Offering, page 4

2. Revise to briefly explain the exemption from broker requirements available to your officers and directors under the securities laws that you reference in this section.

Item 2. Application of Rule 262

3.   Eliminate the double negative used in the second paragraph of this section and its associated bullet points, or advise.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 6

4.   Please revise to disclose the names of the persons to whom the securities were issued. With respect to the 1,500,000 shares of common stock that were issued in exchange for services, please also revise to describe the services that were rendered, the basis for computing the amount of securities to be issued and the exemption from registration relied upon and the facts relied upon for such exemption. Refer to Item 5(a) of Form 1-A.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

5.   Since you identify Anslow & Jaclin in this section, please briefly describe the nature of any contingent fee arrangement, material interest or connection that this firm has with your company. Refer to Item 8 of Form 1-A.

Part II Offering Circular

Cover page, page 8

6.   Please revise to disclose the specific date that the offering will terminate, as well as the length of time by which you may extend the offering, and disclose whether you may terminate the offering prior to the expiration. We note your disclosure on page 28. Please revise your cover page to clarify whether you intend to use Rule 415 to conduct an offering on a continuous or delayed basis and, if so, please provide us with your analysis supporting your conclusion that you are eligible under Rule 415 to conduct such an offering.

Risk Factors

Risks Related to Our Business, page 11

7.   Please add appropriate risk factor disclosure given your current litigation as described on page 39.

8.   Your third risk factor states that you will have public company reporting requirements. Please revise or remove this risk factor or explain why it is appropriate.

Risks Related to Our Common Stock, page 13

9.   We note your tenth risk factor states that you intend to seek a market maker to apply for a quotation on the OTC BB. Please tell us how you intend to meet OTC BB eligibility requirements.

Business and Properties, page 14

10.   Please revise here to describe how you develop your products and earn revenue. For example, please clarify whether you develop your products internally, describe any agreements you may have with external developers, whether you individualize your products for your customers or sell the same software to all your customers, whether you earn revenues by licensing fees or other means and describe any distribution agreements you may have. We note, for example, your reference to your development activities at Integra Micro Ltd., Bangalore on page 52. Please also revise to discuss briefly how you work with Microsoft in your product development and describe any agreements you may have with Microsoft.

11.   Please revise to clarify what the acronym SMB represents.

SonaVault Appliance, page 15

12.   We note your reference to your agreements with DELL, Microsoft and Avnet. Please revise to briefly describe these agreements and describe the services that were provided under these agreements.

OEM, page 15

13.   Please revise to clarify whether you have worked with OEM partners in the past or if the disclosure in this section is regarding relationships you hope to develop in the future.

Customer Support, page 15

14.   Please provide an estimate of the material costs of your plans to increase your customer support resources.

Development Plan, page 18

15.   Revise to disclose your timetable for the development of the new features and enhancements identified in this section and provide an estimate of the materials costs connected with such development. Refer to Item 3(b) of Form 1-A.

(c) Describe the industry in which the Company is selling or expects to sell its products and services…, page 18

16.   Please revise to describe the relative size and financial and market strengths of your competitors listed.

Marketing, page 19

17.   We note that you have described what your main marketing focus will be in the future. Please revise to clarify the marketing strategies you are currently employing, including how and by whom your products are currently being marketed.

(f) State the number of the Company's present employees…, page 20

18.   We note the number of full-time employees disclosed here. However, we note your disclosure on page 16 that the support staff is servicing over 400 customers and that a new staff member is required for every 75 customers. Please revise to clarify how you only have one full-time employee in customer operations.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents.., page 20

19.   Please revise to clarify the amount you expect to spend in the current year on research and development.

(k) Summarize the material events in the development of the Company…, page 21

20.   Please revise to discuss your initial public offering completed in 2008 and your filing of a Form 15 in 2009.

(b) State the probable consequences to the Company of delays…, page 21

21.   We note that you state that any delay or failure to achieve any and all of the above milestones could affect the probability or survival of the company. Please revise to describe more specifically how your failure to achieve any of the milestones would affect you. For example, disclose whether failure to achieve a particular milestone would affect your liquidity.

Offering Price Factors, page 23

22.   We note your disclosure here that you have not sold or otherwise issued any securities in the last 12 months. However, we note your disclosure on page 6 regarding the number of shares of common stock that were issued or sold within the last year. Please tell us the cause of this discrepancy or revise.

23.   Please provide the calculations that support your net tangible book value per share of $(0.068). Also, please update your disclosures to provide this information as of June 30, 2012, the most recent balance sheet date included in the filing.

Use of Proceeds, page 24

24.   Please revise to identify the general corporate and working capital purposes for which you intend to use the proceeds from this offering, addressing specifically the milestones described on page 21. Additionally, given that there is no minimum amount of proceeds that must be raised, revise to describe the order of priority in which the proceeds will be used. Refer to the Instruction on page 12 of Form 1-A.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems…, page 25

25.   Revise to disclose your estimated cash needs for the next 12 months and disclose the minimum period of time that you will be able to conduct your planned operations using currently available capital resources. Also, state the extent to which you are currently using funds in your operations on a monthly basis. Please disclose how your plans to increase your customer support resources, as disclosed on page 15, develop new and enhanced features for your products, as disclosed on page 18, and develop a heavy marketing initiative for your new archiving product line, as disclosed on page 54, will materially increase your cash needs over the next 12 months. Finally, clarify whether you anticipate having any cash flow or liquidity problems if you do not sell the maximum number of shares in this offering.

Plan of Distribution

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised, page 29

26.   Please revise this section to clarify that funds will be immediately available to the company and that no funds will be returned if the maximum is not reached. Please also include a risk factor addressing that investors may lose all of their money since funds will be not returned even if the maximum number of shares is not sold. Clarify in such risk factor whether the sale of shares significantly under the maximum will affect your ability to reach your milestones.

27. Explain the nature of any resale restrictions…, page 29

27.   You indicate in this section that certain of your common shares outstanding may be restricted under applicable securities rules. Please revise to explain the nature of any

resale restrictions on presently outstanding shares. Please also revise to explain when those restrictions will terminate, if this can be determined.

Officers and Key Personnel of the Company, page 29

28.   Please revise the business description of Mr. Sachdev to briefly describe the principal businesses conducted by Sysorex Consulting, Sysorex International and Pointred Technologies. Also, revise the business descriptions for Messrs. Gilmer, Ahmed and Kumar to clarify the dates served in the positions disclosed and ensure that the business description includes positions held during the past five years.

Directors of the Company, page 31

29.   Please revise the business descriptions of Dr. Japra and Mr. Randhawa to clarify the dates served in the positions mentioned and ensure that the business description includes positions held during the past five years.

(b) If any of the Officers, Directors or other key personnel have ever worked…, page 32

30.   Please revise your disclosure to address whether you have taken any precautions to preclude claims by prior employers of Messrs. Khanna, Rondhawa and Kumar for conversion or theft of trade secrets, know-how or other proprietary information.

(d) If any of the Company's key personnel are not employees but are consultants.., page 32

31.   Please revise to state the details of your interim Chief Financial Officer's engagement. Please also file any agreement governing your Chief Financial Officer's engagement as a consultant.

Principal Stockholders, page 34

32.   Please clarify why there is a discrepancy between the number of shares held by Mr. Khanna in the table here and the table on page 3.

Management Relationships, Transactions and Remuneration

(b) If the Company has made loans to or is doing business with any of its officers…, page 34

33.   Please revise to clarify the amount that remains due on the promissory note. Please also add appropriate risk factor disclosure given that you are not current on your payments under the note.

(c) Describe the extent to which future stock purchase agreements…, page 38

34.   Please revise to describe briefly the provisions of the statutes mentioned.

Financial Statements

General

35.   Revise to clearly label each of the financial statements included in the filing as unaudited.

36.   The FASB Accounting Standards Codification (ASC) became effective on July 1, 2009 for interim and annual reporting periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Therefore, please revise the applicable references throughout the filing to comply with the Codification. For example, on page F-5 of the filing you reference the pre-codification literature of SFAS 128 and SFAS 109, which are no longer relevant in light of the adoption of the ASC.

Balance Sheet, page 42

37.   Please explain further what the deferred compensation represents and revise your footnote disclosures accordingly.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies and Organization

(A) Organization, page F-5

38.   You state that the unaudited financial statements have been prepared in accordance with U.S. GAAP for the interim financial information. Please revise to clarify, if true, that the annual financial statements were also prepared in accordance with U.S. GAAP. Also, please explain your disclosures which indicate that the interim financials do not include all the information and footnotes required by U.S. GAAP for annual financial statements.

(G) Revenue Recognition, page F-6

39.   We note that you sell both software licenses and maintenance support agreements. Please tell us whether you enter into any multiple-element arrangements that include, for example, the sale of both a software license and customer support. If so, revise to clarify how you account for such arrangements. In this regard, explain further how you establish VSOE of fair value for the various elements included in your multiple-element arrangements. Describe the process you use to evaluate the various factors that affect your VSOE, including customer type, product, level of support and other pricing factors.

Further, address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. We refer you to ASC 985-605-25-6. To the extent that you have determined that the sale of your licenses and customer support do not qualify as multiple-element arrangements, please explain further basis for your conclusions.

Note 7. Commitments and Contingencies

(B) Product Development/Royalty Agreement, page F-11

40. We note your discussion regarding the product development agreement entered into in 2007 with a software development company where you state that no amount is owed to the developer until the release of the product, which is scheduled to be in September 2009. Please clarify which product is subject to this agreement. Tell us if and when the product was released and the amount of royalties paid, if any, under this agreement for each period presented. Also, revise your disclosures accordingly.

Management's Discussion and Analysis of Certain Relevant Factors, page 54

41. Please revise to clarify which of your products listed on page 17 are the "older product line" and which are the "new products" you describe here. Also, you indicate that your new archiving product line has shown a trend in growth. Please provide insight into this trend, quantifying the discussion to the extent practicable.

Part III – Exhibits, page 58

42. Please file:

- Any agreements governing your relationship with Microsoft as described on page 14;
- The agreements with DELL, Microsoft and Avnet described on page 15; and
- The promissory note described on page 35.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the qualification date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney, at (202) 551- 3316 or me at (202) 551-3456 with any other questions. If you thereafter have questions, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc (by e-mail):   Gregg E. Jaclin, Esq.
                Anslow & Jaclin LLP